EXHIBIT 12.1

FOSTER WHEELER LTD.
STATEMENT OF COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)

	Fiscal Year

	2002	2001	2000	1999	1998

	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)
(Loss)/Earnings:
Net (Loss)/ Earnings prior to a cumulative effect of a change in accounting principle	$(374,719)	$(336,360)	$36,987	$(146,080)	$(34,018)
Taxes on Income(2)	14,657	123,395	15,179	(48,208)	77,942
Total Fixed Charges	95,058	97,604	95,973	94,036	88,994
Capitalized Interest	(1,368)	(718)	(151)	(4,643)	(9,749)
Capitalized Interest Amortized	2,274	2,219	2,416	2,184	2,265
Equity Earnings of non-consolidated affiliated companies accounted for by the equity method, net of dividends	(4,262)	(4,658)	(8,882)	(11,002)	(7,869)

	$(268,360)	$(118,518)	$141,522	$(113,713)	$117,565

Fixed Charges:
Interest Expense(1)	$83,028	$84,484	$83,254	$70,213	$62,535
Capitalized Interest	1,368	718	151	4,643	9,749
Imputed Interest on non-capitalized lease payments	10,662	12,402	12,568	19,180	16,710

	$95,058	$97,604	$95,973	$94,036	$88,994

Ratio of Earnings to Fixed Charges(3)	—	—	1.47	—	1.32

The Company’s consolidated balance sheet as of December 28, 2001 and the related consolidated statements of earnings and comprehensive income, shareholder’s equity and cash flows for each of the four years in the period ended December 28, 2001 have been revised to account for the assets, liabilities and results of operations associated with one of its postretirement benefit plans in accordance with SFAS 106, “Employers’ Accounting for Postretirement Benefits”.

The 2002 computation has been restated to exclude the cumulative effect of a change in accounting principle from the calculation in accordance with Regulation S-K Item 503(d) of the Exchange Act.

There were no preferred shares outstanding during any of the periods indicated and therefore the consolidated ratio of earnings to fixed charges and combined fixed charges and preferred share dividend requirements would have been the same as the consolidated ratio of earnings to fixed charges and combined fixed charges for each period indicated.

(1)	Includes in 2002, 2001, 2000 and 1999 dividends on preferred security of $16,610, $15,750, $15,750 and $15,181, respectively.

(2)	Includes increase in the tax valuation allowance of $175,600 in 2002, $197,000 in 2001 and $61,300 in 1998.

(3)	Earnings are inadequate to cover fixed charges. The coverage deficiencies are $363,418 in 2002, $216,122 in 2001 and $207,749 in 1999.